IMRIS Annual Report 2010

Making a difference

IMRIS

Image Guided Therapy Solutions

2010 *Financial Highlights*

($M's except per share amounts)

	2010	2009	2008	2007
Sales	71.8	44.4	23.0	17.4
Gross Profit	31.0	19.7	4.6	2.3
EBITDA[1]	2.8	(5.0)	(17.3)	(13.8)
Loss per Share	(0.04)	(0.33)	(0.62)	(0.75)
Cash, Cash Equivalents	60.4	26.0	18.6	30.8
Backlog	118.2	112.7	78.2	34.4

1. Earnings before interest income (expense), foreign exchange gain (loss), taxes and amortization.

Sales


$17.4M
$23.0M
$44.4M
$71.8M
2007
2008
2009
2010

Gross Profit


$2.3M
$4.6M
$19.7M
$31.0M
2007
2008
2009
2010

EBITDA


2007
2008
2009
2.8M
2010
(13.8M)
(17.3M)
(5.0M)

Loss per Share


(0.75)
(0.62)
(0.33)
(0.04)
2007
2008
2009
2010

Cash, Cash Equivalents


$30.8M
$18.6M
$26.0M
$60.4M
2007
2008
2009
2010

Backlog


$34.4M
$78.2M
$112.7M
$118.2M
2007
2008
2009
2010

IMRIS

provides fully integrated image guided therapy solutions that deliver timely information to clinicians for use during surgical or interventional procedures. Our solutions incorporate magnetic resonance imaging and fluoroscopy into multi purpose surgical suites for specific medical applications. Our products are sold globally to hospitals that deliver clinical services to patients in the neurosurgical, interventional neurovascular and cardiovascular markets.

Forward-Looking Statements

This annual report and the accompanying Management's Discussion and Analysis ("MD&A") contain forward-looking statements about future events or future performance and reflect management's expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such statements reflect management's current beliefs and are based on information currently available to us. A number of factors could cause actual events, performance or results to differ materially from those discussed in such statements. In evaluating these statements, readers should consider various factors, including the risks outlined under "Risks and Uncertainties" in our MD&A, which may cause actual events, performance or results to differ materially from such statements. Although such statements are based on what management considers to be reasonable assumptions, there can be no assurance that actual events, performance or results will be consistent with these statements, and management's assumptions may prove to be incorrect. These forward-looking statements are made as of the date of this annual report and we do not intend, and do not assume any obligation, to update or revise them to reflect new events or circumstances.

Message to Shareholders

Our business is built around developing and delivering image guided therapy solutions to clinicians and enabling better outcomes for patients. Solutions that make a difference in people's lives – it's where our Company began, and it's the mission that guides us in everything we do.

It's a pleasure to report to you our shareholders, on the meaningful progress we are making in building IMRIS.

2010 was a year of major accomplishment for our Company. We delivered record financial performance, increased our customer base around the world and significantly advanced the development of new products. We strengthened our financial position and enhanced our capital market profile with the completion of a US $55 million equity financing and listing of IMRIS shares on the NASDAQ Global Market.



-0.07%
11,731.90
-23.54
MRIS

Record Financial Performance

2010 marked our fourth consecutive year of strong top line growth with revenues increasing 62% to $72 million for the year and translating into a four year compound annual revenue growth rate of 102%. As a high growth organization we are committed to investing to capture growth in the market and doing so in a prudent manner as we advance on the path to profitability. In 2010 we delivered EBITDA of $2.8 million – our first full year of positive EBITDA performance. Looking ahead, we will continue to manage our business prudently, investing to drive top line performance and carefully managing our costs.







Growth and Global Expansion

At the core of our business is the value proposition our solutions offer for patients, clinicians and hospitals. Customers increasingly are recognizing this value and adoption of our solutions continues to grow as we extend the benefits of our neurosurgical, neurovascular and cardiovascular solutions to more and more hospitals around the world. During 2010 we received new orders from customers in Germany, Italy, the Middle East, Australia, Canada and the United States. Together these new orders contributed to us finishing 2010 with a backlog of $118 million.

As a global operator, we are building our Company with a vision of being the leading vendor of image guided therapy solutions, dedicating resources to those markets where we believe there are meaningful opportunities to grow. At the beginning of 2010 we focused our customer facing resources on three major market regions: North America, Europe and the Middle East and China. We established locally based organizations in each region to move decision making as close to the customer as possible.

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The benefits of this focused global approach are increasingly evident. In 2010, 21% of revenues were from outside of North America compared with only 3% in 2009. Order flow experienced a similar trend with 34% of our new system orders during the year coming from markets outside of North America compared with 15% in 2009.

Building for the Future

Our commitment to research and development underscores our view that creating and bringing innovative new high value products to market is fundamental for ongoing growth and expansion. Since launching IMRISneuro in 2005 we have leveraged our core technology and intellectual property to introduce two new solutions: IMRISNV for neurovascular disorders and IMRIScardio to assist clinicians with cardiovascular procedures.

Through 2010 we moved forward with two additional major product development initiatives: image guided surgical robotics and MR guided radiation therapy. Much has been achieved to date, and both projects are advancing toward commercialization.

Our image guided surgical robotics program has tremendous potential for increasing surgical precision and improving outcomes for patients. Bringing together the detailed imaging of MR with the precision of surgical robotics, we believe will enhance surgeons' abilities to perform microsurgery and biopsy-stereotaxy procedures. The first generation of the robotic system is already operating in a clinical trial and we are working in close collaboration with the clinicians by using the data from their experiences to improve our product development.

We began work on MR guided radiation therapy in 2009, recognizing the potential significant benefit the addition of MR imaging guidance could offer to radiation therapy. In October 2010 we partnered with Varian Medical -- the world leader in the provision of radiotherapy products for the treatment of cancer. Our planned product will combine IMRIS's MR imaging platform with Varian's TrueBeam™ linear accelerator to provide clinicians with the ability to more precisely target tumors and reduce damage to surrounding healthy tissue. With about half of all cancer patients in the United States receiving some type of radiation therapy during the course of their treatment, we believe this product holds a great deal of potential.



Capacity and Capability

Our chosen markets are large, and consistent with our strategy and priorities, we have invested and built capacity and capabilities to support an accelerating order bookings profile both for the near and longer term.

In 2010 we continued to deepen the capabilities of our leadership team. Amy Boyle came on board as Executive Vice President Marketing and Mark Reade joined our Company and is now Executive Vice President, Customer Solutions & General Manager for the Americas. Both Amy and Mark come to IMRIS with a wealth of industry experience and expertise in their respective fields.

In September, Rob Burgess was appointed to the IMRIS Board, bringing with him extensive experience from a number of US-based high growth technology companies. The addition of these individuals further contributes to what I believe to be a very strong and capable Board and leadership team at IMRIS.

We also increased our capital market profile and balance sheet strength in 2010, completing a US $55 million offering of our common shares in the United States and Canada. In conjunction with the financing, we listed the Company's common shares on the NASDAQ Global Market. Through these actions we have equipped the Company with the financial resources to support our strategy and priorities and also significantly broadened our investment community exposure.

Outlook

As we move through 2011, we are continuing to leverage our global infrastructure, with particular focus on driving order bookings and accelerating product development while ensuring a prudent approach to investing in our operations. Acceleration of our product development trajectory is a priority this year. Based on the opportunity and steps forward in our MR guided radiation therapy and image guided surgical robotics programs, we have earmarked a portion of the funds raised through our equity offering to advance these projects – both of which represent sizable new markets.

We continue to move forward with a clear strategy for increasing market penetration and for broadening our market opportunities. We have a compelling portfolio of solutions with strong technology that serves a large and valuable market space. Most importantly, we have a team of professionals at IMRIS including our Board of Directors, our senior leadership team and all of our employees who are dedicated to delivering high value solutions that make a difference in the lives of patients every day.

To all of our shareholders, thank you for your confidence and support as we build value in the years to come.



David Graves
Chairman and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management Discussion and Analysis ("MD&A") is dated as at February 28, 2011 and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2010. In this MD&A, "IMRIS", the "Company", "we", "our" and "us" are used to refer to IMRIS Inc.

This MD&A contains forward-looking statements about future events or future performance and reflects management's expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to us. In some cases, forward-looking statements can be identified by terminology such as "may", "would", "could", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding our future operating results, economic performance and product development efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: [i] timing and amount of revenue recognition of order backlog and the Company's expectation of sales and margin growth [ii] obtaining sufficient and suitable financing to support operations and commercialization of products, [iii] adequately protecting proprietary information and technology from competitors, [iv] obtaining regulatory approvals and successfully completing new product launches, [v] successfully competing in the targeted markets, and [vi] maintaining third party relationships, including key personnel, and key suppliers. In evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under "Risks and Uncertainties", which may cause actual events, performance or results to differ materially from any forward-looking statement.

Readers are cautioned that our expectation, beliefs, projections and assumptions used in preparation of such information, although considered reasonable at the time of preparation, may prove to be wrong, and as such, undue reliance should not be placed on forward-looking statements. By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties so as a result, we can give no assurance that any of the actual events, performance, results, or expectations will occur or be realized. These forward-looking statements are expressly qualified by this cautionary statement as of the date of this MD&A and we do not intend, and do not assume any obligation, to update or revise them to reflect new or future events or circumstances.

OVERVIEW

We design, manufacture and market fully-integrated image-guided therapy solutions that deliver timely information to clinicians for use during surgical or interventional procedures. Our solutions incorporate magnetic resonance ("MR") imaging and fluoroscopy into multi-purpose surgical suites for specific medical applications. Our first product, IMRISneuro, was launched in 2005, which was focused on the neurosurgical market. In 2009, we expanded our product portfolio by introducing two new systems, IMRISNV and IMRIScardio, which leveraged the core technology of our IMRISneuro solution and fluoroscopy in one integrated suite.

We sell our systems globally to hospitals that deliver clinical services to patients in the neurosurgical, interventional neurovascular and cardiovascular markets. We believe that the primary market for our current system offerings is comprised of those hospitals having relatively large neurosurgical, neurovascular or cardiovascular practices.

We are committed to investing in research and development and leveraging our competitive strengths, to further broaden our product portfolio and increase market penetration of our products.

Customer Value Proposition

All IMRIS systems are designed to address what we believe are important unmet needs of patients, clinicians and hospitals:

- **Patients**: The patient does not need to be moved for imaging during the course of a surgical or interventional procedure with IMRIS systems. We believe that this saves time and avoids potential safety risks associated with moving the patient.

- **Clinicians**: IMRIS systems are designed to enhance the workflow of the clinical team. High resolution imaging information is captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness. In addition, since the patient is not moved for imaging, the patient can be maintained in the optimal position throughout the procedure. Finally, since the MR system can be removed from the surgical or interventional suite when not required for imaging, clinicians are afforded unrestricted access to the patient.

  Hospitals: The IMRIS suite design permits greater utilization of the MR equipment by allowing the MR scanner to be shared by one or more clinical suites and an adjacent diagnostic room. In addition, because the MR scanner can be removed from the surgical suite when not in use, the operating room or interventional suite can be used for other procedures which do not require MR imaging, thereby allowing the hospital to obtain greater utility from its surgical suites.

Product Portfolio

IMRISneuro: provides surgeons with high resolution MR images during neurosurgical procedures. Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may benefit from an MRI's unique ability to distinguish between diseased and healthy brain tissue. IMRISneuro allows surgeons to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

IMRIScardio: provides clinicians with timely and accurate images for visualizing the cardiovascular system before, during and after interventions for the treatment of atrial fibrillation and certain structural heart disorders. Cardiovascular interventions demand a high level of accuracy in the diagnosis of patients and in the assessment of treatments. The IMRIScardio suite includes a wide-bore 1.5 Tesla MRI scanner and a single-plane angiography system providing the ability to alternate between imaging modalities and immediately assess treatment.

IMRISNV: sequentially employs MRI and fluoroscopy in an integrated suite that provides interventional clinicians with imaging for the rapid assessment and post procedure evaluation of neurovascular conditions including stroke, where speed of treatment is a major determinant in the success of patient outcomes. The IMRISNV suite permits the patient to transition quickly and seamlessly between MR imaging and intervention without transporting the patient between modalities.

Technology and Product Development

Underlying all of our image guided therapy solutions is advanced proprietary technology and intellectual property that we have developed as part of our unique solutions. The protection of these products, our processes and know-how is integral to our business. We have patents in place in the United States, Canada and other countries where available to protect our core patent family. In addition, we have filed a number of additional patent applications that are directed to specific aspects of our technology. We currently have 37 patents either issued or pending. As we develop our technologies we will continue to seek patent protection to contribute to our competitive advantage.

Innovation and the creation of high value and novel products is a cornerstone of IMRIS's development activities. To grow the Company and remain competitive, we are continuously engaged in new product development and enhancement and each year we invest significantly in research and development to drive continuing innovation that supports our competitive position. We currently have two new products in development that are designed to extend our MR imaging capabilities to applications in the fields of radiation oncology therapy and MR-guided surgical robotics.

MR-Guided Radiation Therapy: Our planned solution will permit a high-field MR scanner to move in and out of the radiation therapy room on demand. This will provide MR imaging to very precisely confirm a tumor's location prior to treatment and as needed during the treatment session, all without having to move the patient. This ability to image the patient in place may reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy.

MR-Guided Surgical Robotics: We are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under MR guidance. The technology combines detailed real-time MR imaging with the precision of surgical robotics which we believe offers the potential for improved surgical procedures and patient outcomes.

Our Business Model

The purchase and installation of an IMRIS system represents a significant capital project for our customers that can range in price from approximately $4 million to $12 million depending on the product solution, the configuration of the room layout and system options selected. In addition to the capital equipment sale, most of our customers enter into equipment service contracts that are generally 4-5 years in duration. These contracts begin after the typical one year warranty period and are on average equal to approximately 5% of the original equipment purchase price per year in revenues. In addition to our equipment and services, customers may require further capital expenditures for room construction and ancillary operating room equipment. The sales cycle for our systems is both complex and lengthy and can be more than 12 months from initial customer engagement to receipt of a purchase order.

Following the receipt of a customer purchase order, the delivery and installation cycle for one of our systems typically ranges from five months to 12 months or more depending on the configuration of our system and the amount of additional construction work that may be required to be completed by the customer. We invoice customers for a system in installments spread over a number of milestones, which typically include a deposit at the time of order and a percentage of the remaining total system price upon delivery of the equipment, completion of installation and final acceptance. Due to the project nature of our system sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the system is installed.

2010 OVERVIEW

In 2010 we continued to advance our strategies to support the ongoing delivery of strong growth and value creation. These strategies are centered on growing our Company as a market-leading provider of image-guided therapy solutions and include:

Expansion within our global markets

Product leadership through innovation

Customer service excellence as a competitive differentiator

Value-added products and services for existing customers

Partnerships, joint ventures and strategic acquisitions

Throughout the year, we advanced our expansion activities by focusing our resources on three major target markets – North America, China, Europe and the Middle East. As a result, revenues increased 62% to $71.8 million and 33% of new system orders during 2010 came from hospitals outside of North America.

We continued to build capacity and capability into the organization by investing in the customer facing areas of our business including sales and marketing as well as customer support and operations. Through these efforts our total systems sold increased to 45 at year end, compared with 35 a year earlier and the installed base grew to 32 systems, as our teams were able to deliver more systems resulting in higher backlog conversion in 2010 than in previous years.

Strengthening the product portfolio is an ongoing priority for our Company that saw us invest in leading-edge MR surgical robotics technology during the year and also make significant progress in the advancement of our planned MR guided radiation therapy solution.

While we continue to prudently invest in the business in support on an ongoing strong growth profile, we are very focused on controlling costs and delivering overall growth towards profitability. Progress against this priority was significant in 2010; while revenues climbed by 62%, at the same time we delivered positive EBITDA of $2.8 million, compared with negative EBITDA of ($5.0) million in 2009. We also achieved two consecutive quarters of positive earnings in the second half of 2010 – another milestone in our Company's history.

To position IMRIS for continued strong growth we completed an equity offering in the fourth quarter of 2010 that raised net proceeds of $50.9 million as part of the Company's initial public offering on the NASDAQ Global Market. These funds will be used for product research and development activities, sales and marketing expansion and working capital for accelerated product sales and production.

2010 Highlights

The Company delivered strong levels of performance in 2010. Highlights include:

- Record annual sales of $71.8 million a 62% increase from 2009.
- Achieved positive annual EBITDA of $2.8 million.
- Annual order bookings of $80.0 million.
- Loss per share improved to $(0.04) from $(0.33) in 2009, an 82% improvement.
- Acquired NeuroArm Surgical Limited, an MR compatible surgical robotics system with the issuance of 1.6 million common shares from treasury.
- Agreement with Varian Medical Systems to co-develop advanced new radiation therapy product.
- Completion of an initial public offering in the United States of IMRIS common shares on the NASDAQ Global Market which commenced trading on November 19th under the trading symbol IMRS.
- Closed an equity financing of IMRIS common shares in the United States and Canada on November 24th for net proceeds of $50.9 million.

SUMMARY OF SELECTED FINANCIAL INFORMATION

Results of Operations

The following table sets forth selected financial information for the dates and periods indicated.

Selected Financial Information
(Thousands of CDN dollars, except per share amounts)
(Unaudited)

	Year ended December 31		
	2010	2009	2008
Sales	$ 71,755	$ 44,418	$ 22,952
Gross profit	31,040	19,669	4,608
Gross profit %	43.3%	44.3%	20.1%
Operating expenses	31,765	26,782	23,351
Operating loss	(725)	(7,113)	(18,742)
Net loss	$ (1,446)	$ (9,165)	$ (16,963)
Basic loss per share	$ (0.04)	$ (0.33)	$ (0.62)
Balance Sheet Data			
Cash and cash equivalents	60,447	25,981	18,597
Total assets	114,999	65,585	39,849
Customer deposits	6,851	21,051	12,648
Total liabilities	21,871	33,724	18,884
Shareholders' equity	93,128	31,861	20,964

Revenues

Revenues by sales classification

(Thousands of CDN dollars)	Year ended December 31 2010	2009	% Change
System	$ 69,646	$ 42,655	63%
Extended maintenance contracts	2,109	1,763	20%
Total revenues	$ 71,755	$ 44,418	62%
System as a percentage of total revenues	*97%*	*96%*	
Extended maintenance contracts as a percentage of total revenues	*3%*	*4%*	

Revenues by region

North America	$ 56,561	$ 43,299	31%
Europe and Middle East	4,308	2	-
Asia Pacfic	10,886	1,117	875%
	$ 71,755	$ 44,418	

Revenues increased to $71.8 million from $44.4 million in the prior year, an increase of 62%. Revenue growth for the year ended December 31, 2010 is the result of higher average revenue per system due to a favorable product mix and an increase in systems deliveries in 2010.

For the year ended December 31, 2010, revenues increased 31% in North America as a result of higher system deliveries and favorable product mix. Revenues for Europe and the Middle East and Asia Pacific increased for the year ending December 31, 2010 as a result of increased system deliveries in the European Union, Australia, and China compared to the prior year.

Gross Profit

(Thousands of CDN dollars)	Year ended December 31 2010	2009	% Change
Gross Profit	$ 31,040	$ 19,669	58%
As a percentage of sales	*43.3%*	*44.3%*	

Gross profit for year ended December 31, 2010 increased by approximately $11.4 million to $31.0 million as compared to the prior year. The overall increase in gross profit is a result of increased system installations. Gross profit as a percentage of sales decreased 1.0% from 44.3% to 43.3% compared to the prior year.

The decrease in gross profit percentage was a result of delivery of two lower margin systems, including the Company's first IMRIScardio system, in the first half of 2010.

Operating Expenses

Operating expenses for the year increased to $31.8 million from $26.8 million in 2009, an increase of approximately $5.0 million or 19%. Although total operating expenses increased for the year ended December 31, 2010, operating expenses decreased as a percentage of sales by 16% respectively 2009. The largest percentage increase in operating expenses was primarily related to non-cash amortization costs for robotics patents acquired in 2010, increasing 64% for the year ended December 31, 2010 as compared to the prior year. Excluding non-cash amortization costs, operating expense increased $3.6 million or 15% over the prior year. Departmental expenses increased mainly due to additional costs associated with increased staff levels to support the additional sales volume in the periods.

Administrative

(Thousands of CDN dollars)	Year ended December 31 2010	2009	% Change
Administrative	$ 7,672	$ 6,706	14%
As a percentage of total revenues	*10.7%*	*15.1%*	

Administrative expenses for the year ended December 31, 2010 increased $1.0 million over the prior year, but decreased as a percentage of sales by 4.4% to 10.7%. The increase was driven by higher employee costs ($1.0 million) associated with the creation of our new organization structure including additional staff. Higher facility costs ($0.2 million) associated with the lease on our headquarters and professional fees ($0.2 million) where offset by lower travel costs ($0.4 million).

Sales and marketing

(Thousands of CDN dollars)	Year ended December 31 2010	2009	% Change
Sales and marketing	$ 9,114	$ 8,040	13%
As a percentage of total revenues	*12.7%*	*18.1%*	

Sales and marketing expense for the year ended December 31, 2010 increased by $1.1 million, but decreased 5.4% as a percentage of sales. The increase in expense was primarily a result of higher commission expense ($0.5 million), severance costs ($0.2 million), an increase in staffing costs ($0.2 million), an increase in marketing expenses ($0.1 million) and a small increase in office expenses ($0.1 million).

Customer support and operations

(Thousands of CDN dollars)	Year ended December 31 2010	2009	% Change
Customer support and operations	$ 5,841	$ 4,950	18%
As a percentage of total revenues	*8.1%*	*11.1%*	

For the year ended December 31, 2010, customer support and operations costs increased $0.8 million, but decreased 3% as a percentage of sales compared to the prior year period. The increase was due to employee and travel related costs of $1.3 million offset by an additional $0.5 million absorbed in cost of goods as compared to the prior year due to the increased volume in system deliveries.

Research and development

(Thousands of CDN dollars)	Year ended December 31 2010	2009	% Change
Research and development	$ 5,602	$ 4,924	14%
As a percentage of total revenues	*7.8%*	*11.1%*	

Research and development costs for the year ended December 31, 2010 increased $0.7 million but decreased 3.3% as a percentage of sales. The increase was due to additional employee related costs of $0.9 million, increased legal fees associated with patents ($0.1 million) and an additional $0.2 million in equipment costs compared to the prior year period. These increases were partially offset by a $0.5 million reduction in third party research contracts.

Amortizationood

(Thousands of CDN dollars)	Year ended December 31 2010	2009	% Change
Amortization	$ 3,536	$ 2,162	64%

The increase in the amortization expense for the year ended December 31, 2010 resulted from the commencement of amortization on the NeuroArm Surgical Limited patents acquired in February 2010 and increased amortization relating to our research and development test facility.

Foreign Exchange

(Thousands of CDN dollars)	Year ended December 31 2010	2009	% Change
Foreign exchange loss	$ (814)	$ (2,025)	-60%

The foreign exchange loss during year ended December 31, 2010 resulted mainly from the sharp appreciation in value of the Canadian dollar compared to the US dollar at the end December 2010 and its corresponding impact on the company's US denominated assets. The loss was particularly high in the fourth quarter as the company held a large amount of US dollars at the end of the year from the proceeds of the NASDAQ listing which closed on November 24, 2010.

Interest Income

(Thousands of CDN dollars)	Year ended December 31 2010	2009	% Change
Interest income (expense)	$ 93	$ (27)	n/m

n/m - not meaningful

Interest income for years ended December 31 2010 and 2009 were insignificant as a result of the extremely low yields on short-term money market instruments.

Operating Loss and Net Loss for the Year

The Company's operating loss for the year ended December 31, 2010 was $0.7 million compared to $7.1 million in the prior year, a 90% improvement.

The net loss for the year decreased from $9.2 million in 2009 to $1.4 million in 2010, an improvement of 84%. The improvement from the prior year is due primarily to increased sales volume, higher gross profit and lower foreign exchange losses; offset by additional operating expenses to fund the current and planned growth in the business.

EBITDA

We use the non-GAAP measure EBITDA to measure aspects of our financial performance (see "Non-GAAP Financial Measures" for a reconciliation of EBITDA to GAAP measures). We define EBITDA as earnings before interest income (expense), foreign exchange gain (loss), income taxes and amortization.

For the year ended December 31, 2010, EBITDA was $2.8 million compared to negative $5.0 million in 2009. The improvement in EBITDA was primarily due to increased sales volumes and higher gross profit, net of higher operating expenses used to support the growth in the business.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of our financial results for the past eight quarters.

(Thousands of CDN dollars) (Unaudited)	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Sales	$ 25,167	$ 17,289	$ 16,751	$ 12,548	$ 19,922	$ 9,864	$ 9,828	$ 4,804
Cost of sales	13,489	9,361	10,402	7,463	10,991	5,402	5,399	2,957
Gross Profit	11,678	7,928	6,349	5,085	8,931	4,462	4,429	1,847
As a percentage of sales	46.4%	45.9%	37.9%	40.5%	44.8%	45.2%	45.1%	38.4%
Operating expenses								
Administration	1,821	1,875	2,108	1,868	1,815	1,643	1,774	1,474
Sales and marketing	2,953	1,880	2,526	1,755	2,771	1,601	1,964	1,704
Customer support and operations	1,796	1,467	1,386	1,192	1,507	1,161	1,217	1,065
Research and development	1,500	1,377	1,458	1,267	1,430	1,134	1,283	1,077
Amortization	924	874	888	850	597	539	527	499
	8,994	7,473	8,366	6,932	8,120	6,078	6,765	5,819
Operating income (loss) before the following:	2,684	455	(2,017)	(1,847)	811	(1,616)	(2,336)	(3,972)
Foreign exchange gain (loss)	(1,034)	207	146	(133)	(367)	(1,034)	(961)	337
Interest income (expense)	14	69	6	4	(26)	(6)	1	4
Net income (loss) for the quarter	$ 1,664	$ 731	$ (1,865)	$ (1,976)	$ 418	$ (2,656)	$ (3,296)	$ (3,631)
Earning (loss) per share								
Basic	$ 0.04	$ 0.02	$ (0.06)	$ (0.06)	$ 0.02	$ (0.10)	$ (0.12)	$ (0.13)
Diluted	$ 0.04	$ 0.02	$ (0.06)	$ (0.06)	$ 0.01	$ (0.10)	$ (0.12)	$ (0.13)

The financial results for the eight most recent quarters reflect the progression of an early stage Company with a limited operating history. Factors that have caused our results to vary are described below.

- The general trend has been for strong growth in sales over the quarters as the Company has achieved increased market acceptance. As a result of the limited number of systems sold and installed to date and the high dollar value associated with each sale, our revenues recorded from quarter to quarter have varied depending on the number and stage of active projects in any given quarter.

- Gross profit has improved significantly with increased sales volumes and higher pricing. Our initial pricing strategy for our IMRISneuro product was market penetration based. As product recognition and adoption occurred we increased our pricing to reflect the underlying value of IMRIS systems. This change has resulted in improved gross profit as a percentage of sales. The decrease in gross profit percentage in the first two quarters of 2010 is primarily tied to market penetration pricing for the introductions of IMRIScardio and IMRISNV installations in the period.

- Net losses have generally decreased from quarter to quarter but have varied depending on the timing of when specific projects are installed and the pricing associated with the respective projects. The improvements over time reflect the increases in gross profit described above, controlled increases in operating expenses to meet growth in the business and foreign exchange gains and losses.

- Most of our sales to date have been denominated in currencies other than the Canadian dollar which can give rise to foreign exchange gains or losses depending on the change in value of the Canadian dollar versus other currencies in each quarter. For most of 2008, the relative value of the Canadian dollar versus the US dollar resulted in the recording of foreign exchange gains. In the last three quarters of 2009 and first quarter of 2010, we incurred foreign exchange losses primarily as a result of changes in the relative values of these two currencies. In the second and third quarter of 2010, the Canadian dollar weakened compared to other foreign currencies resulting in foreign exchange gains and strengthened at the end of the fourth quarter reversing any gains recorded earlier in the year.

- On November 2, 2009 we completed an equity financing with the issuance of 3,215,000 common shares and an additional 482,250 common shares granted as an overallotment option, resulting in net proceeds of $19.3 million. With completion of the financing, our total number of shares outstanding increased compared with prior quarters.

- On November 19, 2010, we completed an equity financing with the issuance of 10,500,000 common shares and an additional 600,000 common shares granted as an overallotment option, resulting in net proceeds of $50.9 million. With completion of the financing, our total number of shares outstanding increased compared with prior quarters.

BACKLOG

We use the non-GAAP measure "backlog" to measure aspects of our financial performance (for more information, see "Non-GAAP Financial Measures"). Backlog is defined as the unrecognized portion of (i) revenues anticipated to be recorded from system orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion for the warranty period on our systems (typically one year). The term of our service contracts generally ranges from 4 to 5 years commencing at the conclusion of the warranty period on our systems which typically are 1 year in length. Service contract revenue is recognized ratably over the term of the contract.

During the year, we received order bookings of $80.0 million. The annual orders include 10 new customer system orders, 5 upgrades of existing system orders and 6 new service agreements. During the year, $71.8 million of backlog was converted into revenues, and the appreciation of the Canadian dollar versus the currency of orders in backlog resulted in a $2.8 million decrease in the value of the backlog. Net of these items, backlog at December 31, 2010 was $118.2 million. We continue to convert past order backlog to recognized revenue and we are reasonably confident that we will convert our present order backlog to recognized revenue going forward.

The table below provides the Company's 2010 quarterly backlog on this segmented basis and its comparable period for each of the last two years as of December 31:

(Thousands of CDN dollars)	*December 31, 2008*	*December 31, 2009*	*March 31, 2010*	*June 30, 2010*	*September 30, 2010*	*December 31, 2010*
System orders	$ 66,384	$ 87,569	$ 80,384	$ 70,083	$ 92,254	$ 87,349
Service contracts	11,811	25,167	24,040	23,928	27,741	30,814
Total backlog	$ 78,195	$ 112,736	$ 104,424	$ 94,011	$ 119,995	$ 118,163

To December 31, 2010, we had sold 45 systems, 32 of which are installed and 13 of which are in the delivery phase. Of the 45 systems sold, 28 are in the United States, 8 are in Canada, 5 systems are in Asia Pacific and 4 systems are in Europe and the Middle East.

ACQUISITION OF NEUROARM SURGICAL LIMITED

On February 4, 2010, the Company announced that it entered into a definitive agreement to acquire all of the common shares of NeuroArm Surgical Limited ("NASL"), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robotics system. The Company also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited ("MDA") to create the next generation of the technology. The transaction closed on February 5, 2010.

The transaction was completed through the issuance of common shares from treasury and included the technology, patents and associated intellectual property. The acquisition of NASL was determined to be an acquisition of assets and not a business combination, as NASL did not meet the definition of a business.

The Consideration offered to complete the acquisition was 1.6 million shares of the Company with a value of $10.4 million, or $6.50 per share. Transaction costs to complete the acquisition were $0.2 million which brought the total purchase price to $10.6 million. The Company has issued 20% of the shares, being 320,000 common shares into escrow for a period of 24 months for any claims that could be made against NASL.

VARIAN CO-DEVELOPMENT AGREEMENT

On October 5, 2010 we announced an agreement with Varian Medical Systems to co-develop an innovative new MR-guided radiation therapy system for use in treating a variety of cancers. Under the terms of the agreement, the two companies will develop a solution that combines IMRIS' proprietary MR imaging technology with Varian's TrueBeam™ system.

IMRIS began development of our MR-guided radiation therapy program in 2008 in collaboration with the University Health Network (UHN) in Toronto, Canada. The Company installed a 3T MR-simulation suite in 2009 at UHN's Princess Margaret Hospital in Toronto, a world-renowned cancer research and treatment centre. Princess Margaret Hospital will complement the development work by Varian and IMRIS by providing the clinical expertise and environment for building and testing the first of these systems.

Following successful completion of the development stage of this project, and subject to necessary regulatory approvals, the companies anticipate co-branding the new MR-guided radiation therapy suite and leveraging Varian's global presence and leadership position in the fields of radiotherapy and radiosurgery to market the system.

OUTLOOK

Since coming to market with our first product in 2005, we have sold our systems to leading hospitals around the world, expanded our product portfolio and continued to invest to further increase our addressable market. In 2011, as we advance our business plans, we will continue to leverage our global infrastructure, with particular focus on the following priorities:

Drive Order Bookings – We have structured our company to capture growth from three primary markets -- North America, Europe and the Middle East and China. The opportunities are large in each of these regions and we have invested and built capacity and capabilities to support an accelerating order bookings profile. With a strengthening environment for capital spending by hospitals on medical devices anticipated in 2011, and a comprehensive and focused sales approach, we believe we are well positioned to deliver a year of strong order performance.

Accelerate Product Development – Our success in the marketplace rests with our ability to create high value and novel products that address unmet clinical needs. Through a culture of continual innovation, we have introduced products that today are delivering superior image guidance capabilities for neurosurgical, neurovascular and cardiovascular procedures; each representing a very large and underserved market.

We have a disciplined approach to product development ensuring resources are appropriately focused on projects and programs with the greatest potential to create long term value. In 2011, in addition to continuing to deepen and strengthen the capabilities of our existing solutions we will accelerate our product development activities in MR guided radiation therapy and MR guided surgical robotics. Based on the opportunity and progress in the development of these products, in 2010 we earmarked a portion of the funds raised through our equity offering to advance these projects. Each of these products has the potential to open up sizable new markets for our Company. With funding in place, we will be advancing both projects toward commercialization, moving through the various stages of development, clinical trials, and regulatory approvals.

Invest Prudently in Operations – We are continuing to build our business by investing in our operations at levels appropriate to deliver a strong growth profile from our current market opportunities, while at the same time funding focused research and development that will enable further expansion of our product portfolio in order to address additional market opportunities. We are committed to maintaining this prudent approach to managed expense increases as we advance our profitability profile.

2011 Financial Outlook

System Orders and Backlog

Because our business involves expensive and complex capital equipment, the sales cycle is typically long and installation can take significant time depending on the unique circumstances of each hospital. As a result, both the number of systems sold and our financial performance, particularly from quarter to quarter, can vary significantly as timing changes involving only a few systems in a given period can have a meaningful impact on actual results. For 2011, we are anticipating a strong year of growth in system orders with significant increases from 2010 levels. A number of factors are expected to contribute to this forecast including an improved capital spending environment in the US healthcare sector, growing recognition of the value IMRIS solutions offer and increased orders from outside the United States as our investments in these markets continue to gain traction.

Based on the strengthening economic and market conditions, we have established an internal goal of sustaining a "book to bill" ratio of 1.5 for the 2011 – 2012 timeframe. (We define book to bill as the ratio of system orders backlog at the end of a 12 month period divided by the revenues earned in those previous 12 months). We have established this level of performance as a goal. It is important to understand that with the quarterly variability inherent in both our order flow and customer installations, actual book to bill results in certain periods within the two year time frame may be significantly above or below this goal.

Revenues

Our ability to complete installations on a timely basis directly influences revenue performance and in 2010 we made significant progress on this front, increasing our backlog conversion rate on system installations to 79% versus 64% in 2009. This improvement, together with higher backlog resulted in revenues increasing by 62% to $71.8 million. For 2011, we are expecting another solid year of revenue performance, with continuing strong system backlog conversion at rates higher than in 2010.

Gross Profit

In 2010 gross profit as a percentage of sales was 43.3%. Over the course of our Company's life, we have delivered strong improvement in gross profit reflecting the shift from market penetration-based pricing to value-based pricing. We employed this approach for our first product, IMRISneuro and as we have rolled out IMRISNV and IMRIScardio, a similar but less aggressive initial pricing approach has translated into slightly lower margins as we build market recognition and demand for the products. As installations of the early IMRISNV and IMRIScardio systems continue in 2011, gross profit as a percentage of sales is expected to be slightly lower than in 2010, however longer term margins for the business are anticipated to increase into the mid 40% range as the markets evolve.

Operating Expenses

We are continuing to build our business to deliver a strong growth profile for the long term and have invested increased operating expenses in order to add capacity and capability to support that growth. Over time, operating expenses as a percentage of revenues have declined and were 44% of revenues in 2010. In support of our 2011 priorities, we expect operating expenses as a percentage of sales to increase marginally over 2010 levels, but with significantly higher year over year expenses for research and development which is expected to increase from 8% of revenues in 2010, to 11% to 12% of revenues in 2011. Research and development spending will primarily be focused on the development of our MR guided radiation therapy and MR guided surgical robotics products. Limited increases are expected in other operational areas and amortization expense will increase modestly.

Balance Sheet

We have significant balance sheet strength to fund our operations and planned projects throughout the year. In 2010 we completed an equity financing that resulted in net proceeds of $50.9 million, contributing to cash and receivables at December 31, 2010 totaling $76.2 million. This together with ongoing cash flows from customer payments provides us with significant capacity as we execute on our strategies and 2011 corporate priorities in support of the development and growth of our business.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital. The Company has financed its cash requirements primarily through issuances of securities and advanced customer deposits from new orders.

We had cash or cash equivalents of $60.4 million as at December 31, 2010, an increase of $34.5 million from December 31, 2009. The increase from December 31, 2009 primarily resulted from an issuance of share capital of $51.3 million, operating income (excluding non-cash related items) of $4.0 million offset by an increase in working capital of $18.1 million, capital spending and acquisition costs of $1.8 million and foreign exchange translation adjustment on cash of $0.9 million.

The following table sets forth the summary statement of cash flows for the periods indicated:

Statements of Cash Flows
(Thousands of CDN dollars)
(Unaudited)

	Year ended December 31 2010	Year ended December 31 2009	Change
Cash flows:			
Used in Operating Activities	$ (14,174)	$ (7,214)	$ (6,960)
From Financing Activities	51,328	19,327	32,001
Used in Investing Activities	(1,776)	(3,908)	2,132
Foreign exchange translation adjustment on cash	(912)	(821)	(91)
Net increase	34,466	7,384	27,082
Cash and cash equivalents, opening	25,981	18,597	
Cash and cash equivalents, closing	$ 60,447	$ 25,981	$ 34,466

Operating Activities

The cash used in operating activities for the year ended December 31, 2010 was $14.2 million. The cash used in operating activities was comprised of the operating income (excluding non-cash related items) of approximately $4.0 million offset by an $18.2 million increase in working capital. This increase in working capital is made up of an increase in receivables ($2.1 million), an increase in unbilled receivables ($1.9 million), an increase in inventory ($2.2 million), and a decrease in customer deposits ($14.2 million) offset by a decrease in accounts payables and accruals ($2.0 million) and a decrease in prepaid expenses ($0.2 million).

Financing Activities

Financing activities for the year ended December 31, 2010 was $51.3 million. The cash generated in financing activities for the year was as a result of our public offering in November 2010 and employee share options being exercised.

Investing Activities

The cash used in investing activities for the current year was approximately $1.8 million. The Company purchased capital assets and intangibles totaling $1.9 million and incurred $0.2 million in acquisition costs associated with the purchase of NASL. This was offset by $0.3 million in restricted cash received.

Capital expenditures for 2011 are expected to be in the range of $2.0 million to $3.0 million for research and development equipment and equipment to support our increased staff levels.

Liquidity and Capital Resources Summary

Our cash and cash equivalents as at December 31, 2010 totaled $60.4 million. This cash position and our expectation that we will generate positive cash flow from operations including the customer deposits on future orders, is expected to provide sufficient liquidity to meet the anticipated needs of current operations and existing projects and budgeted capital asset expenditures.

OUTSTANDING SHARE DATA

The following table sets forth our outstanding share data as at the dates given:

	Authorized	February 28, 2011	December 31, 2009
Common shares	unlimited	$147,466,669 (44,494,470 common shares)	$85,337,047 (31,082,377 common shares)
Preferred shares	unlimited	Nil	Nil
Contributed surplus		$2,799,909	$1,946,100

As at February 28, 2011 a total of 3,760,698 stock options were outstanding under the Company's stock option plan.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we use the non-GAAP measure "Backlog" and "EBITDA". We define backlog as the unrecognized portion of the revenues anticipated to be recorded from system orders, including confirmed orders and orders subject to completion of formal documentation and the unrecognized portion of service contracts which have a term of 4-5 years commencing at the conclusion of the warranty period on our systems which is typically one year in length. In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results. Backlog does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and is, therefore, unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as the earning before financing interest income (expense), foreign exchange gain (loss), income taxes, and amortization. We have begun reporting EBITDA because we believe investors use it as another measure of our operating performance. EBITDA does not have a standardized meaning as prescribed by Canadian generally accepted accounting principles and it is not necessarily comparable to similarly titled measures used by other companies.

A reconciliation to the most comparable GAAP measure for EBITDA is as follows:

(Thousands of CDN dollars)	Year ended	
	December 31, 2010	December 31, 2009
Loss and comprehensive loss	$ (1,446)	$ (9,165)
Foreign exchange loss	814	2,025
Interest expense (income)	(93)	27
Amortization	3,536	2,162
EBITDA	$ 2,811	$ (4,951)

FINANCIAL INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the Canadian dollar.

Our cash balance at December 31, 2010 was $53.0 million. Of this total $52.2 was denominated in US dollars and $0.6 million in Euros.

Our short-term investments at December 31, 2010 were $7.5 million and were invested in an interest bearing savings account. Of this total, $Nil was denominated in US dollars.

Our accounts receivable at December 31, 2010 were $15.8 million, of which $14.1 million is considered current (less than 60 days old). Accounts receivable include $7.9 million that are denominated in US dollars and €2.0 million denominated in Euros.

RELATED PARTY TRANSACTION

The Company leases air travel time from a company which is wholly owned by the Chairman of IMRIS Inc. The amount charged to travel expenses with respect to transactions conducted on an estimated third party comparable cost basis with this related party during 2010 was $144,480 (2009 - $740,940) and $153,720 was charged to share issuance costs (2009 – $Nil).

As at December 31, 2010 and December 31, 2009, the balance payable to this related party was $Nil.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical. Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue Recognition

We recognize revenues for our system sales on a percentage-of-completion basis as the system is installed. The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project. In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete. Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as customer deposits until the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables. Accordingly, the reported amounts shown on the balance sheet under customer deposits or unbilled receivables may be over or understated.

Value of Goodwill

We recorded goodwill on the purchase of the assets of a predecessor company. The value of goodwill is tested for impairment annually or more frequently if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock Based Compensation Plan

From time to time we issue stock options to employees, directors, officers or consultants. We have adopted the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants' Handbook, "Stock Based Compensation and Other Stock Based Payments". Options granted to employees are valued at the grant date using the Black-Scholes option pricing model which requires management to make assumptions as to volatility, exercise date and option life. The value of the options is expensed over the vesting period of the options, generally a period of four years. Options granted to non-employees are valued at the grant date using the Black-Scholes option pricing model. The options are expensed at the time the goods are received or services performed, or over the vesting period.

FUTURE ACCOUNTING STANDARDS

Transition to US GAAP vs. International Financial Reporting Standards (IFRS)

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers defined by the Securities and Exchange Commission (SEC), such as IMRIS, to file with Canadian securities regulators financial statements prepared in accordance with US GAAP issued by the United States Financial Accounting Standards Board (FASB).

IMRIS has carefully considered the implications of conversion to IFRS compared to US GAAP and has determined that it is in the best interests of the company and the readers of our financial information to begin to provide reporting under US GAAP, rather than IFRS compliant financial statements. As such, the Company has decided not to report under IFRS by 2011 and will report under US GAAP as of January 1, 2011.

IMRIS currently provides a reconciliation of the difference between US and Canadian GAAP in note 22 of its quarterly financial statements. The only significant differences relates to the accounting for stock based compensation and deferred development costs.

In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for US issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

Change in Functional and Reporting Currency

Effective January 1, 2011 ("conversion date"), we are adopting the U.S. dollar ("USD") as our functional and reporting currency. This change is a result of the continuing shift in the proportion of our revenue, expenses, assets and liabilities denominated in USD. Prior to the conversion date, IMRIS operations were measured and expressed in Canadian dollars ("CAD").

Evidence for USD as the Functional Currency

The following are some of the key reasons to support this change in our functional currency.

- Revenue: In fiscal 2010 approximately 63% of our sales were invoiced in USD.

- Cost of Sales: In fiscal 2010 approximately 56% of the cost of inventory, including parts costs, overhead and labour and freight was incurred in USD.

- Expenses: In fiscal 2010 approximately 75% of expenses were paid in CAD; 25% were paid other currencies including, EUR and USD. As at December 31, 2010 approximately 85% of IMRIS's staff is located in Canada.

- Equity Financing: In November 2010, IMRIS commenced trading on the NASDAQ Global Market. After deducting commissions and listing expenses, the Company realized net proceeds of $50.9 million (CAD) from that offering; all of the proceeds were received in USD.

- Cash: As at December 31, 2010 IMRIS had approximately US $51.8 million in USD cash and $0.9 million CDN in other cash denominated in other currencies.

- Trade receivables: As at December 31, 2010, approximately 49.6% of the trade receivables balance was denominated in USD.

- Accounts Payable: As at December 31, 2010 the company held accounts payable balances of approximately US $3.6 million USD and approximately $1.4 million CND in other currencies.

DISCLOSURE AND INTERNAL CONTROLS

Disclosure controls and procedures are those controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed under securities legislation in annual filings, interim filings or other reports is recorded, processed, summarized and reported within the time periods specified by the legislation. They include, without limitation, controls and procedures designed to ensure the information required to be disclosed in these reports is accumulated and communicated to the Company's management, including the Chief Executive Officer (CEO) and Executive Vice President and Chief Financial Officer (CFO) to allow timely decisions regarding required disclosure.

The system of disclosure controls and procedures is designed to provide reasonable assurance, not absolute assurance, that all control issues and instances of fraud will be detected. The CEO and CFO are responsible for establishing and maintaining IMRIS's disclosure controls and procedures. An evaluation of the design and operation of the Company's disclosure controls and procedures as of the date of this report was conducted under the supervision of the CEO and CFO. The evaluation concluded that the controls and procedures were effective in providing such reasonable assurance.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements according to Canadian GAAP. An evaluation of the design and effectiveness of IMRIS's internal controls was conducted under the supervision of the CEO and CFO. The evaluation concluded that there were no significant weaknesses in the design or effectiveness of IMRIS's internal controls over financial reporting.

No material changes have been made to the Company's internal controls during 2010.

RISKS AND UNCERTAINTIES

The operating results, business prospects and financial position of the Company are subject to a number of risks and uncertainties. Risks relating to our business include: our long sales cycle, high unit price and limited quarterly installations; our limited operating history and accumulated deficit; our lack of product diversity; our dependence on our suppliers; the development of IMRIScardio and IMRISNV; our reliance on key personnel; the lack of supporting clinical data; market competition and technological advances; patent protection and trade secrets; intellectual property litigation; our ability to shift from research and development to commercialization; our ability to manage growth; foreign exchange fluctuations; additional financing requirements; and regulatory matters. If any of the events described as risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. We have discussed several of the more significant risks and uncertainties which may affect the business below, however for a more comprehensive list of the risks and uncertainties affecting the business, readers are advised to refer to our 2010 Annual Information Form available at www.sedar.com.

Long Sales Cycle, High Unit Price and Limited Installations

The long sales cycle, as well as the high unit price of the IMRIS systems, among other factors, may contribute to substantial fluctuations in our quarterly operating results. Because of the high unit price of IMRIS systems and the fact that we have installed only 32 units over the Company's history, each installation currently represents a significant component of our revenue for a particular quarter. If we lose a single customer order or if customers defer installation of an IMRIS system for even a short period of time, recognition of a significant amount of revenue may be lost or deferred to a subsequent period. Given that our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter. We expect that revenues from a limited number of new customers will account for a large percentage of total revenues in future quarters. Our ability to attract new customers will depend on a variety of factors, including the capability, safety, efficacy, ease of use, price, quality and reliability of our products and effective sales, support, training and service. In addition, if we are unable to fulfill our current purchase orders and other commitments on a timely basis or at all, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors' products. The loss or delay of individual orders or failure to add new customers could have a significant impact on future revenues and operating results.

Limited Operating History and Accumulated Deficit

We have a limited operating history from which investors can evaluate our business and prospects. We have a large accumulated deficit and we may not achieve profitability. We have incurred substantial losses since inception and despite achieving profitability in the current quarter; we may incur additional operating losses in the near term. If the time required to generate significant revenues and achieve profitability on an annualized basis is longer than anticipated, we may not be able to continue our operations without additional capital. Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously-evolving surgical imaging market. If we cannot successfully address these risks, our business and financial condition would suffer.

Lack of Product Diversity

Currently, our commercially available products are the IMRISneuro, IMRIScardio and IMRISNV systems. Although we expect sales of our new IMRIScardio and IMRISNV systems to increase with market acceptance of these systems, we currently generate substantially all of our revenue from sales of the IMRISneuro system and multiyear service plans for the IMRISneuro system. If we are unable to sustain or grow sales of the IMRISneuro system or grow sales of IMRIScardio and IMRISNV, we may not generate sufficient revenue to support our business. Accordingly, we are currently dependent on our ability to market and sell the IMRISneuro system. Any factor materially and/or adversely affecting our ability to market and sell the IMRISneuro system or pricing and demand for the IMRISneuro system may have a material and adverse effect on our financial condition and results of operations.

Foreign Exchange Fluctuations

As a global provider of integrated imaging solutions, most of our sales are denominated in currencies other than the Canadian dollar. We currently generate a significant portion of our sales in US dollars but many of our expenses are denominated in Canadian dollars. To date, we have not used forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative instrument for trading, hedging or speculative purposes. As such, we are exposed to fluctuations in the exchange rate between certain foreign currencies, including US dollars, Euros and Australian dollars, versus the Canadian dollar as a result of the translation into Canadian dollars of our balance sheet and income statement items denominated in those foreign currencies.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions. For most of these products in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue. There is no assurance that any of our planned products will be approved by any regulatory authority on a timely basis, or at all. Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, or a recall of our products is required in the event of material deficiencies or defects, our business, financial condition and results of operations could be adversely affected.

Dependence on Suppliers

We depend on Siemens to supply the MR scanner and angiography systems for our IMRIS systems. Our current agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal provisions thereafter, subject to six months' advance written notice of termination by either party. The agreement may be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting IMRIS where the buyer or controlling shareholder is a direct competitor to Siemens. If for any reason we could not obtain MR scanners and angiography systems from Siemens, there is no certainty that we could find another vendor willing to supply this equipment for the IMRIS systems and a change would require a redesign of the IMRIS systems, which could take a year or more to implement. We are dependant on Siemens to provide support and maintenance services to our customers under contract to IMRIS; if Siemens' services became unavailable, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We purchase certain other components of our system from outside vendors, including radio-frequency shielding systems, certain hardware components for our surgical information management system and operating room booms and lights. For the majority of our system components, we do not have long-term supply contracts with the suppliers; however, we attempt to establish dual sourcing for most of these other components of our system and we believe that we would be able to establish alternative sources for these components, subject to any regulatory qualifications, as may be required. It is possible that a disruption of the supply of these components could result in increased costs and delays in deliveries of IMRIS systems, which could adversely affect our reputation and results of operations. Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide our products.

Competition and Technological Advances

The surgical imaging industry is subject to intense and increasing competition and rapidly evolving technologies. Many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render surgical imaging obsolete, including radiation treatment, new drug treatments and gene therapy. Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete. MRI competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall surgical imaging market.

The market for neurosurgical MR imaging is highly competitive, with a number of companies providing competing surgical MRI systems. Many of these competitors are large medical system suppliers which have considerably greater resources at their disposal to advance the development of their MRI systems. These competitors or other companies may at any time develop new or improved surgical imaging solutions. Alternatively, these competitors may choose to increase their respective market share by changing their pricing model or by lowering the price of their surgical imaging solutions or ancillary supplies. If we are unable to address these competitor tactics by either continuing to enhance and improve our current product(s) or we are unable to maintain or increase our selling price in the face of competition, there can be no assurance that the Company will be able to maintain its desired market share or achieve its financial objectives.

ADDITIONAL INFORMATION

Additional information about IMRIS can be found on the SEDAR website at www.sedar.com.

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements, management's discussion and analysis ("MD&A") and other information in the Annual Report are the responsibility of management. The financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles. The MD&A and financial information contained in this Annual Report are consistent with financial statements.

To provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is being reported, management has developed and maintains a system of internal controls. An integral part of the system is the requirement that employees maintain the highest standard of ethics in their activities. Business reviews are performed by management to evaluate our internal controls, systems and procedures.

The Board of Directors, acting through the Audit and Corporate Governance Committee composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and MD&A, and in the financial control of operations.

The Audit and Corporate Governance Committee meets regularly with financial management and the independent auditors to discuss internal controls, auditing matters and financial reporting issues and reports its findings to the Board. The Audit and Corporate Governance Committee reviews the consolidated financial statements, MD&A and material financial announcements with management and the external auditors prior to presenting them to the Board for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the independent external auditors, Deloitte & Touche LLP, whose report follows.

H. David Graves
Chairman and Chief Executive Officer
Winnipeg, Canada

Kelly McNeill, CA
Executive Vice President, Finance and Administration and Chief Financial Officer
Winnipeg, Canada

Deloitte.

Deloitte & Touche LLP
360 Main Street
Suite 2300
Winnipeg MB R3C 3Z3
Canada

Tel: 204-942-0051
Fax: 204-947-9390
www.deloitte.ca

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of IMRIS Inc.

We have audited the accompanying consolidated financial statements of IMRIS Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss and comprehensive loss and deficit and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of IMRIS Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Independent Chartered Accountants
February 28, 2011
Winnipeg, Canada

IMRIS INC.
Consolidated Balance Sheets
As at December 31,
(Thousands of CDN dollars, except per share amounts)

		2010		2009
Assets				
Current assets				
Cash and cash equivalents (note 5)	$	60,447	$	25,981
Restricted cash (note 6)		-		293
Accounts receivable (note 7)		15,789		13,717
Unbilled receivables		7,114		5,202
Inventory (note 8)		5,255		3,101
Prepaid expenses		2,002		2,168
		90,607		50,462
Property, plant, and equipment, net (note 9)		6,389		7,922
Goodwill		6,463		6,463
Intangibles, net (note 10)		11,540		738
		18,003		7,201
Total assets	$	114,999	$	65,585
Liabilities and Shareholders' equity				
Current liabilities				
Accounts payable and accrued liabilities	$	15,020	$	12,673
Customer deposits		6,851		21,051
		21,871		33,724
Shareholders' equity				
Share capital (note 11b)		147,138		85,337
Contributed surplus (note 11d)		2,858		1,946
Deficit		(56,868)		(55,422)
		93,128		31,861
Commitments (note 14)				
Total liabilities and shareholders' equity	$	114,999	$	65,585

Approved on behalf of the Board of Directors

H. David Graves
Chairman

David A. Leslie, F.C.A.
Chair, Audit Committee

See accompanying notes

IMRIS INC.
Consolidated Statements of Loss and Comprehensive Loss and Deficit
For the years ended December 31,
(Thousands of CDN dollars, except per share amounts)

		2010		2009
Sales	$	71,755	$	44,418
Cost of sales		40,715		24,749
Gross profit		31,040		19,669
Operating expenses				
Administrative		7,672		6,706
Sales and marketing		9,114		8,040
Customer support and operations		5,841		4,950
Research and development		5,602		4,924
Amortization		3,536		2,162
Total operating expenses		31,765		26,782
Operating loss before the following		(725)		(7,113)
Other income (expense)				
Foreign exchange loss		(814)		(2,025)
Interest income (expense)		93		(27)
Total other income (expense)		(721)		(2,052)
Loss before taxes		(1,446)		(9,165)
Income taxes (note 12a)		-		-
Loss and comprehensive loss for the year		(1,446)		(9,165)
Deficit, beginning of year		(55,422)		(46,257)
Deficit, end of year	$	(56,868)	$	(55,422)
Weighted average number of common shares		33,990,295		27,956,272
Basic and diluted loss per share	$	(0.04)	$	(0.33)

IMRIS INC.
Consolidated Statements of Cash Flows
For the years ended December 31,
(Thousands of CDN dollars, except per share amounts)

	2010	2009
OPERATING ACTIVITIES		
Loss for the year:	$ (1,446)	$ (9,165)
Items not affecting cash		
Amortization	3,536	2,162
Stock based compensation	982	726
Loss on disposal of assets	-	2
Unrealized foreign exchange loss	912	821
	3,984	(5,454)
Changes in non-cash working capital items		
Accounts receivable	(2,072)	(12,509)
Unbilled receivables	(1,912)	(2,150)
Inventory	(2,154)	(915)
Prepaid expenses	166	(1,034)
Accounts payable and accrued liabilities	2,014	6,445
Customer deposits	(14,200)	8,403
	(18,158)	(1,760)
	(14,174)	(7,214)
FINANCING ACTIVITIES		
Proceeds from issuance of share capital (net)	51,328	19,336
Repayment of obligation under capital lease	-	(9)
	51,328	19,327
INVESTING ACTIVITIES		
Restricted cash	293	(293)
Acquisition of property, plant and equipment	(1,117)	(3,615)
Acquisition of intangibles	(800)	-
Acquisition costs for net assets of NeuroArm Surgical (note 13b)	(181)	-
Cash acquired in asset acquisition (note 13c)	29	-
	(1,776)	(3,908)
Foreign exchange translation adjusment on cash	(912)	(821)
Increase in cash and cash equivalents	34,466	7,384
Cash and cash equivalents, beginning of year	25,981	18,597
Cash and cash equivalents, end of year	$ 60,447	$ 25,981

Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$ 1	$ 37
Income taxes	-	-

1. DESCRIPTION OF BUSINESS

IMRIS provides image guided therapy solutions that deliver timely information to clinicians during surgical or interventional procedures. IMRIS systems incorporate multiple imaging modalities including magnetic resonance imaging ("MRI") and fluoroscopy into fully integrated imaging suites. The systems use a variety of patented technologies, including the capability of moving an MRI scanner to the patient, rather than having to move the patient to the scanner, while the surgery or interventional procedure is in progress. The Company's products include IMRISneuro for the neurosurgical market, IMRIScardio for the interventional cardiovascular market and IMRISNV for the neurovascular market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant accounting policies of the Company include the following:

a) *Basis of consolidation*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: IMRIS, Inc (United States), IMRIS (Europe) SPRL (Belgium), IMRIS India Private Limited (India), IMRIS KK (Japan), NeuroArm Surgical Limited (Canada) and IMRIS Germany GmbH (Germany). All intercompany transactions and balances are eliminated on consolidation.

b) *Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the year. Significant estimates include the percentage completion for the systems being installed, the valuation allowance relating to the future income tax assets, the useful lives of capital assets, the amortization of intangible assets, the calculation of investment tax credits receivable, the assumptions used in the determination of stock-based compensation costs and the fair value information used for purposes of performing the annual goodwill impairment test. Actual results could differ significantly from those estimates. Changes in estimates are recorded in the accounting period in which these changes are determined.

c) *Revenue recognition*

The Company generates revenues from three principal activities: system sales, sales of ancillary products and services, and extended maintenance services.

Revenues for system sales are recognized on a percentage of completion basis as systems are installed. The degree of completion is generally determined by the ratio of actual costs incurred to date to estimated total costs. Any projected losses are recognized immediately. Funds received from customers in advance of meeting the criteria for revenue recognition are recorded as customer deposits until such time as the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

Revenues from ancillary products and services are recognized where there is persuasive evidence of an arrangement and upon delivery or as the services are rendered, respectively. Revenues from extended maintenance service agreements are recognized ratably over the life of the service agreement. Revenues from both ancillary products and services and extended maintenance service agreements are based on pre-determined or determinable sales prices and are only recognized when the collection of the receivable is probable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Cash and cash equivalents

Cash consists of bank deposits. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with maturities of three months or less from the date of acquisition, and which are subject to an insignificant risk in change in value.

e) Inventory

Materials are valued at the lower of cost, which is determined on an average cost basis, and net realizable value. Cost of materials is determined on the basis of the invoiced value of goods. Work in progress inventories are valued at the lower of cost and net realizable value.

f) Property, plant, and equipment

The Company records all property, plant and equipment acquisitions at their original cost and they are amortized over their estimated useful life using the straight line method at the following rates:

Computer equipment	3 years
Office furnishings and equipment	5 years
Assembly & test equipment	5 years
Demonstration suite & tradeshow equipment	3-5 years
Leasehold improvements	Lesser of their useful life and the term of lease
Assets under capital lease	Policy consistent with respective asset class

Management evaluates the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the assets's carrying value and the net discounted estimated future cash flows.

As at December 31, 2010, there are no indicators of impairment of long-lived assets.

g) Intangibles

Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable net tangible assets and intangible assets purchased at the date of acquisition. Goodwill is not amortized, but rather it is tested for impairment annually or more frequently when an event or circumstance occurs that indicates that goodwill might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations in an amount equal to the excess.

Patents

Patents are accounted for at cost. Amortization is based on the estimated useful life which is generally the life of the patent, using the straight line method. The average remaining life of the patents at the time of acquisition in May 2005 was 11 years. The patents acquired in the NeuroArm Surgical Limited acquisition (note 13) in February, 2010 are amortized over the estimated useful lives which range between 13-18 years.

Computer software

Computer software is accounted for at cost. Amortization is based on the estimated useful life which is generally three years, using the straight line method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized and amortized over the useful life of the technology.

i) *Investment tax credits*

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year. Investment tax credits are recognized when realization of the tax credits is reasonably certain either as an item on the statement of loss or a reduction in deferred development costs or capital assets depending on where the original costs which gave rise to the tax credits are recorded.

j) *Stock-based compensation*

The Company uses the fair value method to measure compensation expense at the date of granting of stock options to employees. The fair value of options is determined using the Black-Scholes option pricing model and is amortized to earnings over the vesting period with the related credit recorded as contributed surplus. Upon exercise of these stock options, amounts previously credited to contributed surplus are reversed and credited to share capital. Forfeitures are accounted for as they occur.

k) *Income taxes*

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted and substantively enacted income tax rates for the years in which the differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is not more likely than not that the future income tax assets will be realized.

l) *Foreign currency translation*

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates and non-monetary assets are translated at the exchange rates prevailing when the asset was acquired.

Revenue and expenses are translated into Canadian dollars at average exchange rates for the year. Exchange gains or losses on translation of foreign currencies are included in the determination of net loss.

m) *Financial instruments*

The following is a summary of the Company's financial instruments, their classifications and measurement basis:

- Cash and cash equivalents are classified as held-for-trading and are measured at fair value with changes in fair value recognized in net income.
- Accounts receivable and unbilled receivables are classified as loans and receivables and are measured at amortized cost.
- Accounts payable and accrued liabilities are classified as other liabilities and are measured at amortized cost.

3. CHANGES IN ACCOUNTING POLICIES

The Company's critical accounting policies are unchanged from the year ended December 31, 2009 and there were no new accounting standards issued by the Canadian Institute of Chartered Accountants, which the Company would have been required to adopt in 2010.

4. FUTURE ACCOUNTING STANDARDS

Transition to US GAAP vs International Financial Reporting Standards (IFRS)

IMRIS has carefully considered the implications of conversion to IFRS compared to US GAAP and has determined that it is in the best interests of the Company and the readers of our financial information to begin to provide US GAAP, rather than IFRS compliant financial statements. As such, the Company has decided not to report under IFRS by 2011 and will report under US GAAP as of January 1, 2011.

A current reconciliation between US and Canadian GAAP is provided in note 22.

5. CASH AND CASH EQUIVALENTS

	2010	2009
Cash	$ 52,953	$ 7,973
Short term investments	7,494	18,008
	$ 60,447	$ 25,981

Short term investments consist of investments in short term bank deposits.

6. RESTRICTED CASH

Restricted cash consists of short-term deposits totalling $Nil (2009 - $293) that have been pledged as security to our bank for letters of credit required for bid bonds on certain system installations and purchase of certain system components.

7. ACCOUNTS RECEIVABLE

	2010	2009
Accounts receivable, trade	$ 15,782	$ 13,526
Commodity taxes receivable	-	183
Interest receivable	7	8
	$ 15,789	$ 13,717

The carrying value of the Company's trade accounts receivable is as noted above. The Company has not provided an allowance for doubtful accounts.

As at December 31, 2010, trade accounts receivable of $2,052 were past due but not impaired. The aging of these trade accounts receivable are as follows:

	Current	1 to 30 days past due	31 to 60 days past due	61 to 90 days past due	> 90 days past due
Accounts receivable, trade	$ 13,730	$ 411	$ 582	$ 1,003	$ 56

There are no impairments or amounts past due other than those relating to trade accounts receivable.

8. INVENTORY

	2010	2009
Materials	$ 4,818	$ 2,688
Work in progress	437	413
	$ 5,255	$ 3,101

Cost of sales for the year ended December 31, 2010 was $40,715 (2009 – $24,749), which included $31,495 (2009 – $18,118) of costs associated with inventory.

During the year ended December 31, 2010, the Company recorded inventory write-downs for slow moving or obsolete inventory of $237 (2009 - $125).

9. PROPERTY, PLANT, AND EQUIPMENT

	2010			2009		
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Computer equipment	$ 1,074	$ 720	$ 354	$ 736	$ 540	$ 196
Office furnishings & equipment	681	447	234	538	332	206
Assembly & test equipment	10,152	5,167	4,985	9,768	3,263	6,505
Demonstration suite & tradeshow equipment	1,550	876	674	1,356	502	854
Leasehold improvements	421	279	142	362	201	161
	$ 13,878	$ 7,489	$ 6,389	$ 12,760	$ 4,838	$ 7,922

During the year ended December 31, 2010, the Company received investment tax credits of $112 (2009 - $Nil). These credits have been netted against assembly and test equipment.

10. INTANGIBLES

	2010			2009		
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Patents	$ 11,370	$ 885	$ 10,485	$ 484	$ 206	$ 278
Software	837	445	392	699	239	460
Deferred development costs	663	-	663	-	-	-
	$ 12,870	$ 1,330	$ 11,540	$ 1,183	$ 445	$ 738

During the year ended December 31, 2010, amortization of $885 (2009 - $46) relating to the patents and software was charged to operations.

11. SHARE CAPITAL

a) Authorized

The Company's share capital consists of an unlimited number of common shares and an unlimited number of preferred shares.

b) Issued and outstanding

The issued share capital of the Company is as follows:

Common Shares	Number of Shares	Consideration
Issued and outstanding as at December 31, 2008	27,352,513	$ 65,993
Stock options exercised (i)	32,614	56
Shares issued on November 2, 2009 for cash (ii)	3,697,250	20,704
Costs relating to offering		(1,416)
Issued and outstanding as at December 31, 2009	31,082,377	$ 85,337
Stock options exercised (iii)	331,406	533
Issued for acquisition of NeuroArm Surgical Limited (note 13)	1,600,000	10,384
Shares issued on November 19, 2010 for cash (iv)	10,500,000	53,067
Shares issued on November 30, 2010 for cash (iv)	600,000	3,079
Costs relating to offering		(5,262)
Issued and outstanding as at December 31, 2010	44,113,783	$ 147,138

i) Pursuant to option exercises, during 2009, the Company issued 32,614 common shares to employees for cash consideration of $48. In addition to the cash consideration, $8 was transferred from contributed surplus to share capital.

ii) The Company closed on November 2, 2009 a bought deal financing with a syndicate of underwriters to issue 3,215,000 common shares of IMRIS at $5.60 per common share for gross proceeds of $18,004. In addition, IMRIS granted the underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 482,250 common shares at a price of $5.60 per common share. This option was exercised on November 2, 2009, increasing the aggregate size of the offering to $20,704.

Costs relating to the November 2, 2009 offering include underwriter fees (5% of the gross proceeds or $0.28 per share) plus various legal and professional fees.

iii) Pursuant to option exercises, during 2010, the Company issued 331,406 common shares to employees for cash consideration of $463. In addition to the cash consideration, $70 was transferred from contributed surplus to share capital.

iv) The Company closed on November 19, 2010 a public offering with a syndicate of underwriters to issue 10,500,000 common shares of IMRIS at US $5.00 per common share for gross proceeds of $53,067. In addition, IMRIS granted the underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 1,650,000 common shares at a price of US $5.00 per common share. This option was partially exercised on November 30, 2010, increasing the aggregate size of the offering to $56,146.

Costs relating to the November 19, 2010 offering include underwriter fees (6% of the gross proceeds or US $0.30 per share) plus various legal and professional fees.

There are no preferred shares outstanding.

11. SHARE CAPITAL (continued)

c) *Stock-based compensation plan*

On May 20, 2005 the Company established a stock option plan (the "Plan") for the employees, directors, officers and consultants of the Company and any of its subsidiaries which govern all options granted under the Plan. Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. The exercise price of the options granted is established by the Board of Directors based on the fair market value of the common shares as at the date of the grant. The maximum number of common shares which may be issued pursuant to options granted under the Plan is equal to 15% of the common shares of the Company outstanding at any time.

Options granted under the Plan generally vest over a four year period and may be exercised in whole or in part as to any vested options prior to the expiry time as follows: 25% on or after the first anniversary of the grant date increasing 6.25% per quarter thereafter until fully vested after four years. Options expire six years after the date of the grant. The vesting of options granted under the plan ceases upon the death or the termination of employment of the participant or the participant ceases to be a director, and the participant thereafter has 90 days to exercise any vested and unexpired options, failing which any unexercised options shall lapse. The Board of Directors, at their discretion, may accelerate the vesting period of individual grants as deemed appropriate.

The Board of Directors may accelerate the vesting of all unvested options in the event of certain change of control transactions, including without limitation a take over bid, merger or other structured acquisition; and may further force the exercise of any and all vested options, and/or may cancel or replace any unvested options in any manner as the Board deems reasonable in its unfettered discretion.

The outstanding options and the activity relating to these options are as follows:

	2010		2009	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	4,007,915	$3.07	3,697,226	$2.90
Granted	672,145	6.07	413,234	4.50
Exercised	(331,406)	1.40	(32,614)	1.47
Forfeited	(348,005)	5.63	(69,931)	2.80
Outstanding, end of year	4,000,649	$3.50	4,007,915	$3.08

The following table summarizes the options outstanding at December 31, 2010:

Year granted	Number of options outstanding	Exercise price range	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Expiry date
2005	700,562	$0.97 to $1.71	$0.97	700,562	$0.97	2011
2006	1,026,500	1.71 to 2.25	2.19	1,026,500	2.19	2012
2007	1,030,500	2.25 to 6.00	4.39	880,286	4.24	2013
2008	354,353	2.40 to 5.00	4.54	241,999	4.61	2014
2009	292,423	2.01 to 5.60	4.53	92,573	4.04	2015
2010	596,311	5.52 to 6.45	6.03	-	-	2016
	4,000,649	$0.97 to $6.45	$3.50	2,941,920	$2.77	

11. SHARE CAPITAL (continued)

c) Stock-based compensation plan (continued)

The company recorded an expense of $982 related to stock options during the year ended December 31, 2010 (2009 - $726) with a corresponding credit to contributed surplus. The fair value of option grants issued was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009
Risk-free interest rate	2.40%	2.25%
Dividend yield	0%	0%
Expected life of the options	4.2 years	4.2 years
Expected volatility of the underlying stock	62.41%	63.20%

The estimated fair value of the options is expensed on a straight-line basis over the option's vesting period.

The weighted average fair value of stock options granted during the year ended December 31, 2010, under the Black-Scholes option pricing model, and using the above assumptions was $3.05 (December 31, 2009 – $2.28).

d) Contributed Surplus

	2010	2009
Balance, beginning of year	$ 1,946	$ 1,228
Stock based compensation expense for the year	982	726
Amount credited to share capital related to options exercised during the year	(70)	(8)
Balance, end of year	$ 2,858	$ 1,946

e) Diluted loss per share

There were no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive. Employee stock options totaling 4,000,649 (December 31, 2009 – 4,007,915) could dilute the loss per share.

12. INCOME TAXES

a) Income tax expense

Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to loss before income taxes. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

	2010	2009
Statutory federal and provincial tax rates	30.00%	31.50%
Expected tax recovery at statutory rate	$ (434)	$ (2,877)
Permanent differences and other	214	266
Non taxable foreign exchange	112	82
Expiry of non-capital losses	-	191
Benefit of future tax assets not recognized	108	2,338
Income tax expense	$ -	$ -

12. INCOME TAXES (continued)

b) Future income taxes

The Company has not recorded any future income tax assets in these financial statements because a valuation allowance has been provided against the full amount of the future income tax assets. The balances of future income taxes as at December 31, 2010 and December 31, 2009 represent the future benefit of unused tax losses and temporary differences between the tax and accounting bases of assets and liabilities. The major items giving rise to future income tax assets and liabilities are presented below:

	2010	2009
Non-capital losses carried forward	$ 9,910	$ 10,304
Capital assets	109	16
Intangible assets	(2,822)	(51)
Research and development expenditures	5,708	4,469
Reserves not taken for tax purposes	3,475	2,332
Total future income assets	16,380	17,070
Valuation allowance	(16,380)	(17,070)
Net future income tax asset	$ -	$ -

c) Non-capital losses

As at December 31, 2010, Company had non-capital loss carry forwards of approximately $33,210 available to reduce the taxable income of future years which expire in 2026 and beyond.

d) Scientific Research and Experimental Development

The company has deductible Scientific Research and Experimental Development expenditures applicable to future years in the amount of approximately $21,140. These expenditures have been included in the calculation of future income taxes in note 12 (b) and have no expiry date.

The Company also has unutilized federal and provincial scientific research and experimental development investment tax credits of approximately $5,300 and $6,100 respectively. The tax benefit of these investment tax credits has not been recognized in the financial statements. These credits expire in the following years:

2014	$ 200
2015	500
2016	500
2017	800
2018	1,900
2019	1,000
2020	1,100
2022	400
2023	300
2024	100
2025 and beyond	4,500

13. ACQUISITION OF NEUROARM SURGICAL LIMITED

(a) Overview

On February 4, 2010, the Company announced that it entered into a definitive agreement to acquire 100% issued and outstanding common shares of NeuroArm Surgical Limited ("NASL"), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robotics system. The Company also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited ("MDA") to create the next generation of the technology.

The transaction was accomplished through the issuance of 1.6 million common shares from treasury and included the technology, patents and associated intellectual property. The value of the common shares was determined based on the closing trading price of the common shares of the Company on The Toronto Stock Exchange as of the closing of the transaction on February 5, 2010. The Company has issued 20% of the common shares, being 320,000 common shares placed into escrow for a period of 24 months for any claims that could be made against NASL.

(b) Consideration and Transaction Costs

Consideration offered to complete the acquisition was 1.6 million common shares of the Company with a value of $10,400 or $6.50 per share. Transaction costs to complete the acquisition included legal and accounting costs of $181 which brought the total purchase price to $10,581.

(c) Net Assets Acquired

The following estimated fair values were assigned to the net assets of NASL as at February 5, 2010:

Cash and cash equivalents	$ 29
Intangibles	10,885
Total Assets	10,914
Accounts payable and accrued liabilities	333
Total Liabilities	333
Total purchase price	$ 10,581

Intangibles include the valuation of the patents tied to the intellectual property acquired. The intangibles are amortized over their estimated useful lives which range between 13-18 years.

The carrying amount of the intangibles is $10,250 as at December 31, 2010. The associated amortization at December 31, 2010 was $635.

14. COMMITMENTS

(a) Operating leases

As at December 31, 2010 the Company had commitments under operating leases requiring future minimum annual lease payments as follows:

2011	$ 318
2012	121
2013	64
2014	64
2015	32
	$ 599

14. COMMITMENTS (continued)

(b) Guarantee

During the year the Company entered into an agreement, which meets the definition of a guarantee according to AcG-14 in the CICA Handbook. Under the terms of this agreement, the Company has agreed to be legally bound to pay the obligation. The Company's maximum obligation under this agreement is $597 and the obligation expires once the Company satisfies the conditions of the original agreement.

To offset this arrangement the Company has entered into a reciprocal arrangement with a financial institution to cover the full amount of the obligation, should the need arise. The financial institution, involved in the reciprocal arrangement did not require any of the Company's assets to be pledged as collateral; as a result, the Company has not recorded a liability in their year end statements related to the original agreement.

15. SEGMENTED INFORMATION

The Company operates as one business segment that develops, assembles and installs surgical imaging systems used in medical applications as well as providing ancillary products and services and extended maintenance services.

Revenue attributable to geographic locations, based on the location of the customer, is as follows:

	2010	2009
Canada	$ 16,027	$ 4,475
United States	40,534	38,824
Europe and Middle East	4,308	2
Asia Pacific	10,886	1,117
	$ 71,755	$ 44,418

During the year ended December 31, 2010, revenues from four individual customers totalled $30,642 which represents 43% of the total revenue (2009 – five individual customers accounted for $30,620 or 69% of revenues). The revenues from each of those customers, individually accounted for more than 10% of the total revenue for the years ended December 31, 2010 and 2009.

Substantially all of the capital assets and the entire goodwill and intangibles balances are attributable to the Company's operations located in Canada.

16. RELATED PARTY TRANSACTIONS

The Company leases air travel time from a company which is wholly owned by the Chairman of IMRIS Inc. The amount charged to travel included in Administrative expenses during the year ended December 31, 2010 totaled $144 (2009 – $741) and $154 was charged to share issuance costs (2009 - $Nil). The transactions were priced using an estimated third party comparable cost and were recorded at the exchange amount. The payable balance owing as at December 31, 2010 was $Nil (December 31, 2009 - $Nil).

17. DEFINED CONTRIBUTION EMPLOYEE PENSION PLAN

The Company contributes to a defined contribution Employee Pension Plan for all its employees. Contributions to this Plan are expensed as incurred. The Company makes a matching contribution equal to 50% of the employee's contribution, to a maximum of 3% of the employee's annual remuneration (subject to regulatory maximums). These Employer contributions vest immediately with the employee. The expense for the defined contribution plan during the year ended December 31, 2010 totaled $239 (December 31, 2009 - $231).

18. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk; fair value interest rate risk; cash flow interest rate risk); credit risk and liquidity risk. The overall risk management efforts focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance. Management identifies and evaluates financial risks in close cooperation and direction from the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated.

(a) Market Risk

i. Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily US dollars. Foreign exchange risk arises from future sales and purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to preserve gross margins and reduce variations in performance. While the Company sells in most foreign markets in US dollars, the Company also sources a significant portion of the components it delivers in US dollars. In addition, the Company incurs nearly all of its sales expenses in US dollars. As a result of this natural hedge, the Company's foreign exchange risk is significantly reduced. The Company does not currently enter into any foreign exchange contracts, but may consider doing so in the future.

The balances in foreign currencies at December 31, 2010 are as follows:

	US Dollars	Euros
Cash and cash equivalents	$ 52,316	€ 635
Accounts receivables	7,886	1,989
Unbilled receivables	4,821	379
Accounts payable and accrued liabilities	(4,197)	(1,362)
	$ 60,826	€ 1,641

Based on the above net exposures as at December 31, 2010, and assuming that all other variables remain constant a 10% depreciation of the Canadian dollar or a 10% appreciation of the Canadian dollar against the various currencies would result in increases/(decreases) in net loss and comprehensive loss as follows:

	US Dollars	Euros
Canadian dollar depreciates 10%	$ (6,050)	$ (218)
Canadian dollar appreciates 10%	6,050	218

ii. Cash flow and fair value interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents includes short-term highly liquid investments that earn interest at market rates. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company's short-term investments are the only financial assets bearing fixed interest rates. The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's investment policy limits the investing of excess funds to Bankers Acceptances, Canadian Chartered bank term deposits, and short term highly liquid money market mutual funds sponsored by Canadian Chartered banks.

18. FINANCIAL RISK MANAGEMENT (continued)

(b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at year end is the carrying value of its financial assets. The Company manages its credit risk on cash and cash equivalents by dealing solely with reputable banks and financial institutions. The Company's North American customers are large credit worthy medical hospitals and thus there is very little exposure to credit risk. When selling internationally, the Company uses irrevocable letters of credit to reduce its exposure to credit risk. The Company reviews the collectability of its accounts receivable and would record an allowance for doubtful accounts receivable if accounts were determined to be uncollectible. The loss would be recognized in the income statement within 'Administrative expense'. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the account receivable is uncollectible. For the year ended December 31, 2010, revenues from four individual customers totalled $30,642 which represents 43% of the total revenue. (December 31, 2009; five customers represented 69% of the total revenue). The Company's December 31, 2010 receivables include balances owing from four individual customers who respectively account for 22%, 16%, 13% and 11% of the combined accounts receivable and unbilled receivables balances.

(c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Board of Directors reviews and approves the Company's operating and capital budgets as well as any material transactions that are not in the ordinary course of business. The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2010:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 year
Accounts payable and accrued liabilities	$13,871	$173	$283	$247	$446

19. FINANCIAL INSTRUMENTS

Fair values

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in the most advantageous market, utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

Financial assets and liabilities measured at fair value as at December 31, 2010 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 60,447	$ -	$ -
	$ 60,447	$ -	$ -

19. FINANCIAL INSTRUMENTS (continued)

Financial assets and liabilities measured at fair value as at December 31, 2009 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 26,274	$ -	$ -
	$ 26,274	$ -	$ -

The effective rate of return on short-term investments is approximately 1.20% (December 2009 – 0.47%).

20. CAPITAL RISK MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the overall cost of capital.

In the management of capital, the Company includes shareholders' equity, debt and customer deposits in the definition of capital.

In managing capital, the Company estimates its future cash requirements by preparing a budget annually for review and approval by the Board of Directors. The Company also prepares pro-forma financial statement forecasts and a rolling revenue forecast to monitor potential changes to plan. The budget establishes the approved activities for the upcoming year and estimates costs of these activities. Budget to actual variances are prepared quarterly and reviewed by the Company's management and the Board of Directors. Historically, funding for the Company's plan has been through a combination of customer deposits and the issuance of common shares. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets and adjust the amount of cash and short-term investment balances.

Pursuant to its Capital Risk management strategy, The Company closed on November 19, 2010 a public offering with a syndicate of underwriters to issue 10,500,000 common shares of IMRIS at US $5.00 per common share for gross proceeds of $53,067. In addition, IMRIS granted the underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 1,650,000 common shares at a price of US $5.00 per common share. This option was partially exercised on November 30, 2010, increasing the aggregate size of the offering to $56,146.

Proceeds of the offering will be used for working capital and general corporate purposes.

21. COMPARATIVE FIGURES

The Company reclassified $293 from cash and cash equivalents to restricted cash and $460 from property, plant, and equipment to conform to the current period's presentation. The Company also reclassified $821 unrealized foreign exchange loss on cash balances on the consolidated cash flow statement.

22. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States ["US GAAP"] and from practices prescribed by the United States Securities and Exchange Commission. The significant differences between Canadian and US GAAP, and their effects on the consolidated financial statements, are described below:

This reconciliation of Canadian GAAP to US GAAP should be read in conjunction with our annual consolidated financial statements for the year-ended December 31, 2010. We believe this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the periods shown. Material differences between Canadian GAAP and US GAAP are described below.

Statement of Changes in Shareholders' Equity

	Common Shares		Additional Paid-in		
	Number	Amount	Capital	Deficit	Total
Balance, December 31, 2008, in accordance with Canadian GAAP	27,352,513	$ 65,993	$ 1,228	$ (46,257)	$ 20,964
Adjustment to opening shareholders' equity – Stock-based compensation [i] and embedded derivatives [ii]	-	-	219	6	225
Issuance of stock on exercise of employee stock options	32,614	56	-	-	56
Stock issued for cash	3,697,250	19,288	-	-	19,288
Stock based compensation expense for the year	-	-	937	-	937
Amount credited to share capital related to options issued	-	-	(8)	-	(8)
Loss and comprehensive loss	-	-	-	(9,999)	(9,999)
Balance, December 31, 2009, in accordance with US GAAP	31,082,377	$ 85,337	$ 2,376	$ (56,250)	$ 31,463
Issuance of stock on exercise of employee stock options	331,406	533	-	-	533
Stock issued on acquisition of NASL	1,600,000	10,384	-	-	10,384
Stock issued for cash	11,100,000	50,884	-	-	50,884
Stock based compensation expense for the year	-	-	1,119	-	1,119
Amount credited to share capital related to options issued	-	-	(70)	-	(70)
Loss and comprehensive loss	-	-	-	(1,848)	(1,848)
Balance, December 31, 2010, in accordance with US GAAP	44,113,783	$ 147,138	$ 3,425	$ (58,098)	$ 92,465

22. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Loss and Comprehensive Loss

	2010	2009
Loss and comprehensive loss in accordance with Canadian GAAP	$ (1,446)	$ (9,165)
Stock-based compensation [i]	(137)	(211)
Fair value adjustment to embedded derivatives [ii]	398	(623)
Deferred development costs expensed [iii]	(663)	-
Loss and comprehensive loss in accordance with US GAAP	$ (1,848)	$ (9,999)

The following table details the computation of US GAAP basic and diluted loss per share:

		2010		2009
Loss attributed to common shareholders - basic and diluted	$	(1,848)	$	(9,999)
Weighted average number of shares		33,990,295		27,956,272
Basic loss per share	$	(0.05)	$	(0.36)
Weighted average number of shares		33,990,295		27,956,272
Diluted loss per share *	$	(0.05)	$	(0.36)

* *Excludes the effect of all options that are anti-dilutive.*

i. Stock-based compensation

The Company grants stock options to employees in accordance with an employee stock option plan established on May 20, 2005. Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value. The fair value of stock options is to be measured using an option pricing model such as the Black-Scholes option pricing model which the Company has elected to use for its fair value calculations. Prior to the initial public offering of its shares on November 2, 2007, the Company was privately held and used the minimum value methodology to value compensation related to stock options granted to employees, also allowable under Canadian GAAP.

Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board, Accounting Standards Codification 718 - Stock Compensation ("ASC 718") to account for employee stock-based compensation. This standard requires companies to expense the fair value of stock-based compensation awards through operations. The fair value of stock options granted is to be calculated using an option pricing model and must take into consideration estimated forfeitures at the time of grant to determine the number of awards that will ultimately vest.

22. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

i. Stock-based compensation (continued)

The Company has elected to use the modified prospective application transition method to implement the accounting for employee stock options outstanding at January 1, 2006 under ASC 718. Under the modified prospective method, ASC 718 is generally applied only to share-based awards granted, modified, repurchased or cancelled on or after January 1, 2006. ASC-718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date of January 1, 2006. The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period.

As a result of adopting ASC 718, which does not permit use of the minimum value method and requires forfeitures to be estimated at the grant date, additional compensation expense has been recorded under US GAAP for the years ended December 31, 2009 and December 31, 2010.

Other disclosure related to share-based compensation is as follows;

a) The total number of options vested and exercisable as at December 31, 2010 was 2,941,920 (December 31, 2009 – 2,681,438) with a weighted average exercise price of $2.77 (December 31, 2009 – $2.51), a weighted average remaining term of 1.9 years (December 31, 2009 – 2.6 years) and a total intrinsic value of $8,710 (December 31, 2009 - $7,929).

b) The total number of options vested and expected to vest amounted to 3,819,477 as at December 31, 2010 (December 31, 2009 - 3,754,341) and had a weighted average exercise price of $3.41 (December 31, 2009 - $2.95), a weighted average remaining term of 2.5 years (December 31, 2009 – 3.0 years) and a total intrinsic value of $9,092 (December 31, 2009 - $9,345).

c) The total fair value of options that vested during the year ended December 31, 2010 was $955 (December 31, 2009 – $1,014).

d) The total intrinsic value of options exercised during the year ended December 31, 2010 was $1,479 (December 31, 2009 – $106).

e) As at December 31, 2010, compensation costs not yet recognized relating to stock option awards outstanding was $2,018 (December 31, 2009 - $1,640). As at December 31, 2010, compensation cost will be recognized on a straight line basis over the remaining weighted-average period of approximately 2.9 for the time vesting awards. Compensation will be adjusted for subsequent changes in estimated forfeitures.

f) Expected volatilities are based on similar publicly traded companies in the industry as this represents the most appropriate basis to determine the actual expected volatility of IMRIS' shares in future periods.

g) Upon exercise of stock options the Company can satisfy its obligations by either issuing treasury shares or repurchasing shares on the market. To date the Company has chosen to issue treasury shares and does not expect to repurchase shares from the market to satisfy expected exercises of stock options.

22. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

ii. Embedded derivative

In some instances the Company sells products to customers located in foreign countries and denominates the contract in United States dollars which is the functional currency of neither of the contracting parties. Under ASC 815, Derivatives and Hedging, these types of contracts give rise to an embedded derivative. The embedded derivative is the change in the relative values of the US dollar (the contracting currency) and the customer's functional currency. Under Canadian GAAP there are specific exceptions for contracts of this nature which results in no embedded derivative being recognized.

ASC 815 requires the Company to record an asset or liability for the embedded derivative based on its fair value. The embedded derivative arises on initial execution of the contract and is active until the contract is closed with its fair value being recalculated throughout the life of the contract. Changes in the fair value of the embedded derivative are recognized in income during the period in which the changes occur. As these contracts can be active for two or more years the fair value of the embedded derivatives is calculated using a credit adjusted discount rate. As at December 31, 2010, there is no embedded derivative asset or liability. As at December 31, 2009 there was an embedded derivative liability of $398.

The valuation of the embedded derivatives was derived using observable forward currency rates combined with estimated timing and magnitudes of contractual cash flows pertaining to specific sales contracts.

iii. Deferred development costs

Under Canadian GAAP, development costs that meet specific criteria related to technical, market and financial feasibility are capitalized and amortized over the useful life of the technology. FASB Accounting Standards Codification 730 Research and Development requires all development costs to be expensed as incurred.

Other Disclosures Required Under US GAAP

1. Income Statement

a) During each of the periods presented revenue is comprised of:

	2010	2009
System sales	$ 69,646	$ 42,366
Extended maintenance services	2,109	1,763
	$ 71,755	$ 44,129

System sales under US GAAP are adjusted for the effects of the foreign currency embedded derivatives described above. The net reduction to sales for the year ended December 31, 2010 was $470 (December 31, 2009 - $289).

22. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

1. Income Statement (continued)

b) Stock-based compensation:

Non-cash stock-based compensation of $1,119 was recorded for the year ended December 31, 2010 (December 31, 2009 – $937) and was included in Administrative, Sales and Marketing, Customer Support and Operations and Research and Development as follows:

	2010	2009
Administrative	$ 704	$ 546
Sales and marketing	93	163
Customer support and operations	118	80
Research and development	204	148
	$ 1,119	$ 937

c) Related party transactions included in income statement captions are as follows:

	2010	2009
Administration	$ 144	$ 741
	$ 144	$ 741

d) Bad debt expense included in administrative expenses is nil for the year ended December 31, 2010 (December 31, 2009 - $Nil).

e) Rental expense related to premise included in administrative expense is $815 for the year ended December 31, 2010 (December 31, 2009 - $605).

f) Depreciation expense related to capital assets included in administrative expense is $Nil for the year ended December 31, 2010 (December 31, 2009 - $Nil).

g) The Company receives investment tax credits for eligible research and development expenditures and accounts for the credits received using the flow-through method.

2. Balance Sheet

a) Details of accounts payable and accrued liabilities are as follows:

	2010	2009
Trades payable	$ 10,907	$ 8,952
Accruals	2,273	1,962
Payroll related accruals	1,243	1,242
Warranty	597	517
	$ 15,020	$ 12,673

22. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

2. Balance Sheet (continued)

b) Warranty liability

The Company records a liability for future warranty costs based on management's best estimate of probable claims under Company warranties. The accrual is based on the terms of the warranty and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual.

	2010	2009
Balance at beginning of the year	$ 517	$ 660
Accruals	284	193
Utilization	(204)	(336)
Balance at end of the year	$ 597	$ 517

c) Patents

The aggregated amortization expense related to patents for the next five years is as follows:

	2010
2011	$ 739
2012	739
2013	739
2014	739
2015	739
	$ 3,695

d) Deferred taxes

The net reduction in the valuation allowance during the year ended December 31, 2010 was $690 (December 31, 2009 - $1,417).

3. Income taxes

a) Adoption of FASB Interpretation 48

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, ("FIN 48") an interpretation of FAS 109, effective for fiscal years beginning on or after December 15, 2006 (now ASC 740). ASC 740 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. Under Canadian GAAP, the Company recognizes and measures income tax positions based on the best estimate of the amount that is more likely than not of being realized. The adoption of this standard did not have any impact on the Company's US GAAP results.

b) Substantively enacted tax rates

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under US GAAP, measurement is based upon enacted tax rates. There is a difference between the enacted and substantively enacted rates for the periods presented, however; this difference does not result in a difference in the consolidated financial statements as the Company's tax asset is nil under either rate assumption due to valuation allowances. There is a difference in the effective tax rate applied to the individual temporary differences comprising the deferred tax balance in Note 12 b however, as the net tax asset would be zero under either rate assumption, the table detailing the composition of deferred taxes has not been reproduced to reflect enacted rates.

22. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

3. Income taxes (continued)

c) Deferred tax asset

Under US GAAP, investment tax credits are included in the determination of deferred tax assets whereas under Canadian GAAP, investment tax credits are not considered in the determination of future tax assets. Including the investment tax credits as a deferred tax asset under US GAAP would have the impact of increasing deferred tax assets with a corresponding increase in the Company's valuation allowance of $11,400 as at December 31, 2010 (December 31, 2009 - $9,000).

d) Fiscal periods subject to examination

The Company files tax returns in Australia, Belgium, Canada, India, Japan, Germany and the United States. Generally, the years 2006 to 2009 remain subject to examination by tax authorities.

e) Income (loss) by jurisdiction

The components of the Company's income (loss) from operations before income taxes, by taxing jurisdiction, were as follows:

	2010	2009
Canada	$ 145	$ (9,890)
United States	(2,371)	784
Other	378	(893)
	$ (1,848)	$ (9,999)

f) Future tax liabilities by jurisdiction

The Company's future tax liability for each tax jurisdiction is $Nil for all periods noted above.

4. Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB standard SFAS No. 157, "Fair Value Measurements," (now ASC 820) which defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirement on the use of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date). ASC 820 establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

Level 1- Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

Level 3 - Inputs are significant unobservable inputs that reflect the reporting entity's own assumptions and are supported by little or no market activity.

22. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

4. Fair Value Measurements (continued)

The Company's financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. ASC 820 delayed the effective date for non-financial assets and liabilities until January 1, 2009, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

Financial assets and liabilities measured at fair value as at December 31, 2010 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 60,447	$ -	$ -
	$ 60,447	$ -	$ -

Financial assets and liabilities measured at fair value as at December 31, 2009 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 26,274	$ -	$ -
Embedded derivatives	-	-	(398)
	$ 26,274	$ -	$ (398)

5. *Collaborative Arrangement*

During the year, IMRIS entered into a collaborative arrangement with a third party to encourage research, education and patient care activities of mutual benefit in the areas of developing diagnostic and functional assessment capabilities of magnetic resonance imaging for mainstream interventional cardiology and neuroscience.

As part of the agreement, IMRIS had agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement. The third party will provide the appropriate clinical validation.

Included in the current years consolidated statement of income is revenue of $138 arising from sales to our partner of products manufactured by the Company. All future costs or revenue generated from third parties will be recognized in these income statements on a gross basis. Any future payments between the participants of this agreement will be recognized in accordance with the Company's current expenditure policies. The classification of these, or any future payments between participants pursuant to this collaborative arrangement, will be based on the nature of the arrangement.

CORPORATE INFORMATION

Officers

H. David Graves
Chairman & Chief Executive Officer

Pablo Batista
Executive Vice President, Operations

Amy Boyle
Executive Vice President, Marketing

Meir Dahan
Executive Vice President, Research & Development

Kelly McNeill, C.A.
Executive Vice President, Finance & Administration & Chief Financial Officer

Mark Reade
Executive Vice President, Global Sales

Edward Richmond
Chief Operating Officer

Denis Sutton
Executive Vice President, Human Resources

Directors

H. David Graves
Chairman & Chief Executive Officer, IMRIS Inc.

Robert Burgess
Independent Investor

Robert Courteau[1]
President for SAP North America

Carey Diamond[1, 2]
President and Chief Executive Officer, Whitecastle Investments Limited

William Fraser, F.C.A.[2]
Corporate Director

Blaine Hobson[1]
Managing Partner, Whitecap Venture Partners

David A. Leslie, F.C.A.[2]
Corporate Director

1 Member of the Compensation Committee
2 Member of the Audit and Governance Committee

Head Office

IMRIS INC.
100 – 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5
1-888-304-0114
T 204-480-7070
F 204-480-7071
E info@imris.com

Transfer Agent

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Ave., 9th Floor, North Tower
Toronto, Ontario
Canada, M5J 2Y1
1-800-564-6253
T 514-982-7555
www.computershare.com/service

Auditors

DELOITTE & TOUCHE LLP
360 Main Street
Suite 2300
Winnipeg, Manitoba
Cananda, R3C 3Z3
T 204-942-0051

Corporate Counsel

LABARGE WEINSTEIN PROFESSIONAL CORPORATION
515 Legget Drive, Suite 800
Ottawa, Ontario
Canada, K2K 3G4
T 613-599-9600

Stock Exchange Listings

TORONTO STOCK EXCHANGE
Listing Symbol – IM

NASDAQ GLOBAL MARKET
Listing Symbol – IMRS

Annual Meeting of Shareholders

FRIDAY, MAY 13, 2011, 11:00 A.M. (EASTERN TIME)
St. Andrews Club & Conference Centre
150 King Street West, 27th Floor,
Toronto, Ontario
Canada, M5H 1J9